UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 2 ) *

                                    Amtran, Inc.
                                 (Name of Issuer)

                         Common Stock (without par value)
                           (Title of Class of Securities)

                                     03234G 10 6
                                   (CUSIP Number)


Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).


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CUSIP No. 03234G 10 6               13G                    Page   2 of  5  Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               J. George Mikelsons


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a) [   ]
                                                              (b) [   ]
               N/A


3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America


NUMBER OF                  5       SOLE VOTING POWER
SHARES                                   8,271,200
BENEFICIALLY               6       SHARED VOTING POWER
OWNED BY                                   N/A
EACH                       7       SOLE DISPOSITIVE POWER
REPORTING                                8,271,200
PERSON                     8       SHARED DISPOSITIVE POWER
WITH                                       N/A

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              8,271,200
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
              N/A
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              Approximately     69%
12       TYPE OF REPORTING PERSON *
              IN


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CUSIP No. 03234G 10 6               13G                    Page  3  of   5 Pages


         Item 1 (a).   Name of Issuer:
                         Amtran, Inc.

         Item 1 (b).   Address of Issuer's Principal Executive Offices:
                         7337 West Washington Street
                         Indianapolis, Indiana  46231

         Item 2 (a).   Name of Person Filing:
                         J. George Mikelsons

         Item 2 (b).   Address of Principal Business Office:
                         7337 West Washington Street
                         Indianapolis, Indiana  46231

         Item 2 (c).   Citizenship/Place of organization:
                         United States of America

         Item 2 (d).   Title of Class of Securities
                         Shares of Common Stock (without par value)

         Item 2 (e).   CUSIP Number:
                         03234G  10 6

         Item 3. If this statement is filed pursuant to Rules 13d-1 b), or 13d-2(b), check whether the person filing is a:

                 (a)  [   ]    Broker or Dealer registered under
                               Section 15 of the Act

                 (b)  [   ]    Bank as defined in
                               Section  3(a) (6) of the Act

                 (c)  [   ]    Insurance   Company  as  defined  in
                               Section 3(a) (19) of the Act





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CUSIP No. 03234G 10 6               13G                    Page  4  of  5  Pages

                 (d)  [   ]    Investment Company registered under
                               Section 8 of the Investment Company Act

                 (e)  [   ]    Investment  Adviser  registered  under
                               Section  203  of  the   Investment
                               Advisers Act of 1940

                 (f)  [   ]    Employee Benefit Plan, Pension Fund which
                               is subject to the provisions of the Employee
                               Retirement Income Security Act of 1974 or Endowment Fund: see ss.
                               240.13d-1(b) (1) (ii) (F)

                 (g)  [   ]    Parent Holding Company,  in accordance
                               with  ss.240.13d-1(b)(ii)  (G) (Note:  See
                               Item 7)

                 (h)  [   ]    Group,   in   accordance   with  ss.
                               240.13d-1(b) (1) (ii) (H)

         Item 4.           Ownership

                  (a)      Amount Beneficially Owned as of
                           December 31, 1999:
                                8,271,200 shares of Common Stock

                  (b)      Percent of Class:
                                Approximately 69%

                  (c)       Number of shares as to which such Person has:

                              (i)    Sole power to vote or to direct the vote:
                                       8,271,200 shares of Common Stock

                              (ii)   shared power to vote or to direct the vote:
                                       None

                              (iii)  sole power to dispose or to
                                     direct the disposition of:
                                       8,271,200 shares of Common Stock

                              (iv)  shared  power  to  dispose  or  to
                                    direct the disposition of:
                                      None

CUSIP No. 03234G 10 6               13G                    Page  5  of  5  Pages


         Item 5.     Ownership of Five Percent or Less of a Class:

                          Not Applicable

         Item 6. Ownership of More than Five Percent on Behalf of Another Person:

                          Not Applicable

         Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on
                     By the Parent Holding Company:

                          Not Applicable

         Item 8.     Identification and Classification of Members of the Group:

                          Not Applicable

         Item 9.     Notice of Dissolution of Group:

                          Not Applicable

         Item 10.    Certification:

                          Not Applicable



                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



Dated:  April 14, 2000                          J. George Mikelsons
                                         Name:  J. George Mikelsons





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